UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name: Jun Zhu
Title: Chairman and Chief Executive Officer

Date: August 10, 2012

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Signed Up Didier Yves Drogba Tebily for Endorsing and Promoting Planetside 2

Shanghai, August 10, 2012 – The9 Limited (NCTY) (“The9”), an online game developer and operator, announced today that it has entered into an endorsement agreement with Didier Yves Drogba Tebily (“Drogba”), a top soccer player in the world, for endorsement and promotion of Planetside 2, a MMO shooter game licensed from Sony Online Entertainment LLC, in Asia.

Under the agreement, Drogba will participate in various advertising initiatives for promoting Planetside 2. Drogba has also granted The9 certain other rights relating to the promotion activities, including the use of Drogba’s name, photos, voice and likeness. The endorsement agreement is for a term of one year. In consideration for the endorsement services provided by Drogba, The9 agrees to pay Drogba a sum of 3.1 million Euros.

Shanghai Shenhua Liansheng Football Club Co., Ltd. (“Shenhua”) has signed up Drogba as its player. Because Mr. Zhu Jun, the Chairman and CEO of The9 and a major shareholder of The9, is also a major shareholder of Shenhua, the endorsement and promotion transactions with Drogba would constitute related party transactions. The Audit Committee of The9 engaged an international independent valuation firm to advise it in connection with these transactions. Based on the analysis by the valuation firm, which studied, among other things, the relevant market data for similar transactions, and taking into account the commercial value these endorsement and promotion activities is expected to bring to The9, the Audit Committee of The9 on behalf of its board of directors approved the endorsement and promotion transactions with Drogba. Mr. Zhu recused himself from any discussion among the board of directors regarding this matter.

Chris Shen, The9’s VP of Marketing, commented, “In the competitive Chinese online game market, it is more and more important to implement an innovative and cost-efficient marketing solution to promote a new title among the target users and attract their attention and interest. Anelka’s endorsement for Firefall has proved to be a great success in building up recognition of Firefall among the gamers. By leveraging Drogba’s popularity and high media exposure in the coming year, and implementing various cross-marketing programs with Drogba’s endorsement, we hope to effectively enhance Planetside 2’s coverage on various media and significantly increase the brand recognition and popularity of the game among our target users.”

About The9 Limited

The9 Limited is an online game developer and operator. The9 developed and operates, directly or through its affiliates, its proprietary online games and web and social games including Shen Xian Zhuan, Re Xue Wu Shuang, Winning Basketball, Winning Goal and Q Jiang San Guo, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China including Planetside 2. In addition, The9 is developing various proprietary games, including FireFall and other online games and web and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

IR Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/